 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT SIX, INC.
(Name of Subject Company)

MPF INCOME FUND 26, LLC; MPF NORTHSTAR FUND 2, LP; MPF FLAGSHIP FUND 15, LLC; MPF OPPORTUNITY FUND, LP; MPF BLUE RIDGE FUND II, LLC; COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGMENT, LP
(Bidders)
UNITS (EACH OF WHICH IS EQUAL TO A SHARE EACH OF COMMON AND SERIES A PREFERRED STOCK) SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$27,600,000	$3,204.36

*	For purposes of calculating the filing fee only. Assumes the purchase of 4,600,000 Shares at a purchase price equal to $6.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,204.36
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: February 23, 2012

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Income Fund 26, LLC; MPF Northstar Fund 2, LP; MPF Flagship Fund 15, LLC; MPF Opportunity Fund, LP; MPF Blue Ridge Fund II, LLC; Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 4,600,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Units” or “Shares”) in Apple REIT Six, Inc. (the “Corporation”), the subject company, at a purchase price equal to $6.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated February 23, 2012 (the “Offer Date”) and the related Assignment Form.

This Offer is hereby amended to reduce the number of Shares the Purchasers are offering to purchase from 4,600,000 to 500,000.  The 500,000 Shares subject to the Offer constitute 0.55% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $3,000,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.  The Purchasers are reducing the number of Shares they are offering to purchase because, based upon the response by Shareholders thus far, the Purchasers believe that it is highly unlikely that more than 500,000 shares will be tendered.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated February 23, 2012*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated February 23, 2012*
(a)(4)	Form of advertisement in Investor’s Business Daily*
*Previously filed as Exhibits to the Purchaser’s Schedule TO on February 23, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 23, 2012

MPF Income Fund 26, LLC; MPF Northstar Fund 2, LP; MPF Flagship Fund 15, LLC; MPF Opportunity Fund, LP; MPF Blue Ridge Fund II, LLC; Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President

MacKenzie Capital Management, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President